Exhibit 99.1

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

TORONTO, February 26, 2019 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the fourth quarter and full year ended December 31, 2018.

•	The company achieved its full-year 2018 Outlook and provided its future Outlook
•	The Thomson Reuters Board of Directors approved a $0.04 per share annualized increase in the dividend to $1.44 per common share. This represents the 26th consecutive year of dividend increases.

“It was encouraging to see our positive momentum continue through the fourth quarter,” said Jim Smith, president and CEO of Thomson Reuters. “With the solid close to an eventful year, we enter 2019 with a ‘new’ Thomson Reuters superbly positioned to build on the improved organic revenue growth rate we achieved in 2018. The financial services partnership with Blackstone is up and running smoothly, and our management team is now focused on accelerating the leading positions we hold in our core markets.”

Consolidated Financial Highlights—Three Months Ended December 31

On October 1, 2018, Thomson Reuters sold a 55% interest in the company’s Financial & Risk (F&R) business, now known as Refinitiv. Except as otherwise noted, all amounts are from continuing operations and exclude the results of the company’s former F&R business. Beginning October 1, 2018, the company’s IFRS earnings per share include its share of results from its 45% investment in Refinitiv, which is removed from the company’s non-IFRS calculation of adjusted EPS. Results also include new revenues in the Reuters News business from providing news and editorial content to Refinitiv since October 1, 2018. Finally, in the fourth quarter of 2018, the company began reporting in a new customer-focused structure with five customer segments. Prior-year results have been restated accordingly and can be found in the Investor Relations section of the company’s website.

Three Months Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2018	2017	Change	Change at Constant Currency
IFRS Financial Measures (1)
Revenues	$1,519	$1,414	7%
Operating profit	$146	$254	-43%
Diluted earnings per share (EPS) (includes discontinued operations)	$6.18	$0.81	663%
Cash flow from operations (includes discontinued operations)	$(10)	$755	n/m

Non-IFRS Financial Measures (1)
Revenues	$1,519	$1,414	7%	9%
Adjusted EBITDA	$285	$408	-30%	-33%
Adjusted EBITDA margin	18.8%	28.9%	-1010bp	-1120bp
Adjusted EPS	$0.20	$0.22	-9%	-18%
Free cash flow (includes discontinued operations)	$(167)	$506	n/m

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 7% due to higher recurring revenues, which included new revenues in Reuters News from providing news and editorial content to Refinitiv since October 1, 2018.

o	At constant currency, revenues increased 9%.
o

Organic revenue growth was 3%, driven by a 5% increase in recurring revenues, which comprised 77% of total revenues. The 5% increase in recurring revenues was partially offset by a 5% decline in Global Print revenues (13% of total revenues) and a 3% decline in Transactions revenues (10% of total revenues).

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Operating profit decreased 43% due to costs and investments to reposition Thomson Reuters following the separation of the F&R business from the company.

o	Adjusted EBITDA decreased 30% and the margin decreased to 18.8%, reflecting the same factors.

Diluted earnings per share (EPS) was $6.18 compared to $0.81 in the prior-year period, primarily due to a $3.4 billion gain on the sale of a 55% interest in the F&R business, which was reported within discontinued operations, as well as lower shares outstanding as a result of shares repurchased with some of the F&R transaction proceeds and a related share consolidation.

o

Adjusted EPS, which excludes discontinued operations among other items, was $0.20 compared to $0.22 in the prior-year period, primarily due to the same factors that affected Operating Profit, however these factors were mitigated by the impact of share repurchases and lower interest expense.

Cash flow from operations decreased primarily due to costs and investments to reposition Thomson Reuters following the separation of the F&R business from the company and the loss of three months of cash flows from the former F&R business in 2018 (compared to 2017 when the business was included for the full year).

o	Free cash flow decreased for the same reasons.

Highlights by Customer Segment – Three Months Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	December 31,		Change
	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal Professionals	$599	$580	3%	-1%	4%
Corporates	315	301	5%	-2%	7%
Tax Professionals	248	239	4%	-4%	8%
Reuters News	155	75	107%	-4%	111%
Global Print	203	219	-7%	-3%	-4%
Eliminations	(1)	–

Revenues	$1,519	$1,414	7%	-2%	9%

Adjusted EBITDA
Legal Professionals	$221	$185	19%	2%	17%
Corporates	87	99	-12%	1%	-13%
Tax Professionals	118	97	22%	1%	21%
Reuters News	6	(2)	n/m	n/m	n/m
Global Print	88	94	-6%	-1%	-5%
Corporate costs	(235)	(65)	n/a	n/a	n/a

Adjusted EBITDA	$285	$408	-30%	3%	-33%

Adjusted EBITDA Margin
Legal Professionals	36.9%	31.9%	500bp	100bp	400bp
Corporates	27.6%	32.9%	-530bp	80bp	-610bp
Tax Professionals	47.6%	40.6%	700bp	170bp	530bp
Reuters News	3.9%	-2.7%	660bp	330bp	330bp
Global Print	43.3%	42.9%	40bp	90bp	-50bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	18.8%	28.9%	-1010bp	110bp	-1120bp

n/a; not applicable n/m; not meaningful

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal Professionals

Revenues increased 4% to $599 million.

o	Recurring revenues grew 4% (91% of total).
o	Transactions revenues grew 4% (9% of total).

Adjusted EBITDA increased 19% to $221 million.

o	The margin increased from 31.9% to 36.9% primarily due to higher revenues and severance charges incurred in the prior-year period that did not reoccur.

Corporates

Revenues increased 7% to $315 million. The acquisition of Integration Point (a global trade management business) in the fourth quarter of 2018 contributed approximately 100 basis points to the growth rate.

o	Recurring revenues grew 11% (83% of total) driven by organic revenue growth of 10% and revenues from the acquisition of Integration Point.
o	Transactions revenues declined 10% (17% of total), due to lower revenues from Legal Managed Services and businesses in Latin America.

Adjusted EBITDA decreased 12% to $87 million.

o	The margin decreased from 32.9% to 27.6% due to costs required to stand up the new Corporates segment as well as the dilutive impact of the Integration Point acquisition.

Tax Professionals

Revenues increased 8% to $248 million.

o	Recurring revenues grew 9% (89% of total).
o	Transactions revenues declined 3% (11% of total).

Adjusted EBITDA grew 22% to $118 million.

o	The margin increased from 40.6% to 47.6% due to higher revenues as well as lower expenses in the Government business versus the prior-year period.

Reuters News

Revenues increased 111% to $155 million due to revenue from the 30-year agreement for Reuters News to supply news and editorial content to Refinitiv, which began in the fourth quarter of 2018. Organic revenues increased 1%.

Adjusted EBITDA was $6 million, an increase of $8 million from the prior-year period primarily due to the fact that the fourth quarter of 2017 included about $9 million of severance charges.

Global Print

Revenues decreased 4% to $203 million.

Adjusted EBITDA decreased 6% to $88 million.

o	The margin increased slightly from 42.9% to 43.3%.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Corporate Costs

Corporate costs at the adjusted EBITDA level were $235 million compared to $65 million in the prior-year period. As previously disclosed, the increase was due to costs and investments to reposition Thomson Reuters following the separation with F&R. These cash investments are expected to continue in 2019.

Consolidated Financial Highlights – Year Ended December 31

Year Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2018	2017	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$5,501	$5,297	4%
Operating profit	$780	$1,034	-25%
Diluted EPS (includes discontinued operations)	$5.91	$1.94	205%
Cash flow from operations (includes discontinued operations)	$2,062	$2,029	2%

Non-IFRS Financial Measures(1)
Revenues	$5,501	$5,297	4%	4%
Adjusted EBITDA	$1,365	$1,591	-14%	-15%
Adjusted EBITDA margin	24.8%	30.0%	-520bp	-560bp
Adjusted EPS	$0.75	$0.94	-20%	-22%
Free cash flow (includes discontinued operations)	$1,107	$1,032	7%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 4% due to higher recurring revenues, which included new revenues in Reuters News from providing news and editorial content to Refinitiv since October 1, 2018. Foreign currency had no impact on full-year revenue results.

o	Organic revenue growth was 2.5%, driven by 5% growth in recurring revenues, which comprised 75% of total revenues.

Operating profit decreased 25% due to costs and investments to reposition Thomson Reuters following the separation of the F&R business from the company.

o	Adjusted EBITDA decreased 14% and the margin decreased to 24.8%, reflecting the same factors.

Diluted EPS was $5.91 compared to $1.94 in the prior year period primarily due to a $3.4 billion gain on the sale of a 55% interest in the company’s F&R business, which was reported within discontinued operations.

o	Adjusted EPS, which excludes discontinued operations among other items, was $0.75, compared to $0.94, primarily due to the same factors that affected operating profit.

Cash flow from operations increased 2% despite the loss of three months of cash flows from the company’s former F&R business in 2018, compared to 2017, when the business was included for the full year. This reflected that the prior year included a $500 million pension plan contribution.

o	Free cash flow increased 7% reflecting the same factors.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Highlights by Customer Segment – Year Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Twelve Months Ended
	December 31,		Change
	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal Professionals	$2,373	$2,284	4%	0%	4%
Corporates	1,238	1,186	4%	-1%	5%
Tax Professionals	794	767	4%	-2%	6%
Reuters News	370	296	25%	1%	24%
Global Print	728	764	-5%	-2%	-3%
Eliminations	(2)	—
Revenues	$5,501	$5,297	4%	0%	4%

Adjusted EBITDA
Legal Professionals	$816	$794	3%	1%	2%
Corporates	395	411	-4%	0%	-4%
Tax Professionals	273	252	8%	-1%	9%
Reuters News	27	27	0%	19%	-19%
Global Print	320	335	-4%	0%	-4%
Corporate costs	(466)	(228)	n/a	n/a	n/a
Adjusted EBITDA	$1,365	$1,591	-14%	1%	-15%

Adjusted EBITDA Margin
Legal Professionals	34.4%	34.8%	-40bp	20bp	-60bp
Corporates	31.9%	34.7%	-280bp	40bp	-320bp
Tax Professionals	34.4%	32.9%	150bp	60bp	90bp
Reuters News	7.3%	9.1%	-180bp	130bp	-310bp
Global Print	44.0%	43.8%	20bp	50bp	-30bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	24.8%	30.0%	-520bp	40bp	-560bp

n/a: not applicable

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Business Outlook for 2019 and 2020 (At Constant Currency)

Thomson Reuters today provided its Outlook for 2019 and 2020. The company’s Outlook for 2019 and 2020 assumes constant currency rates compared to 2018 and does not factor in the impact of acquisitions or divestitures that may occur.

	2018 Actual	2019 Outlook Before Currency	2020 Outlook Before Currency
Revenue Growth	4%(1)	7% – 8.5%(2)	3.5% – 4.5%
Adjusted EBITDA	$1.4 billion ($1.3 billion before currency)	$1.4 – $1.5 billion(3)	30.0% – 31.0%(3)
Corporate Costs	$499 million	~$570 million	$140 – $190 million
Free Cash Flow	$1.1 billion	$0 – $300 million	$1.0 – $1.2 billion
Capital Expenditures – % of Revenue	~10%	~9%	7.5% – 8.0%
Depreciation & Amortization of Computer Software	$510 million	$600 – $625 million(3)	TBD
Interest Expense (P&L)	$260 million	$150 – $175 million	TBD
Effective Tax Rate on Adjusted Earnings	15%	16% – 19%	~20%

(1)	2018 organic revenue growth was 2.5%.
(2)	2019 organic revenue growth is expected to be 3% – 3.5%.
(3)

The impact of the new lease accounting standard (IFRS 16) is expected to increase both adjusted EBITDA and depreciation and amortization of computer software by an estimated $40 million in 2019 and $50 million in 2020 and is reflected in this Outlook. IFRS 16 has no impact on free cash flow.

Some of the forward-looking financial measures in the Outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section is forward-looking and should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Dividend and Share Repurchases

The Thomson Reuters Board of Directors approved a $0.04 per share annualized increase in the dividend to $1.44 per common share. A quarterly dividend of $0.36 per share is payable on March 20, 2019 to common shareholders of record as of March 8, 2019.

Today, the company also announced that it plans to repurchase up to an additional $250 million of its shares under its normal course issuer bid.

Financial & Risk Transaction Proceeds Update

On October 1, 2018, Thomson Reuters sold a 55% interest in its F&R business to private equity funds managed by Blackstone for approximately $17 billion in gross cash proceeds and retained a 45% interest in the business, which is now known as Refinitiv.

The company returned $10 billion of the F&R transaction proceeds to its shareholders as follows:

Amount
Substantial issuer bid/tender offer	$6.5 billion
Return of capital transaction	$2.3 billion
Share repurchases under normal course issuer bid	$1.2 billion

In October 2018, Thomson Reuters used approximately $4 billion of the proceeds to repay debt, enabling it to remain substantially below its target leverage ratio (net debt/adjusted EBITDA) of 2.5:1.

As previously disclosed, the company intends to utilize $2 billion of the proceeds to fund strategic, targeted acquisitions to bolster its positions in key growth segments of its Legal Professionals, Tax Professionals and Corporates businesses. In November 2018, the company acquired Integration Point, an international leader in global trade management operations.

The company is using approximately $1 billion of the proceeds for cash taxes, pension contributions, bond redemption costs, and other fees and expenses related to the transaction. This amount includes approximately $600 million to eliminate stranded costs as well as investments to reposition the company following the separation of the businesses. Approximately $270 million of this amount was incurred in 2018, with the balance expected to be incurred in 2019.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the business segment level), free cash flow, adjusted EPS, and selected measures excluding the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables. The term “organic” refers to Thomson Reuters’ existing businesses before the impact of acquisitions, dispositions, and IFRS 15. For purposes of the organic revenue calculation, the

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

company’s 30-year news agreement with Refinitiv that was signed on October 1, 2018 is treated as an acquisition until October 1, 2019.

The company’s business outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its business outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2019 or 2020 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not currently anticipate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook for 2019 and 2020 (At Constant Currency)” section, Mr. Smith’s comments and the company’s anticipated uses of the remaining proceeds from the F&R transaction, are forward-looking. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; increased accessibility to free or relatively inexpensive information sources; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to derive fully the anticipated benefits from the sale of the former F&R business and the Refinitiv strategic partnership with Blackstone; failure to efficiently complete the separation of Refinitiv from Thomson Reuters; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements, risk of antitrust/competition-related claims or investigations; impairment of goodwill and other identifiable intangible assets; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

The company’s 2019 and 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Economic and market assumptions include, but are not limited to, GDP growth in the United States (approximately 80% of the company’s 2018 revenues) and secondarily, in other countries where Thomson Reuters operates; a continued increase in the demand and need for high quality information and tools that help automate or manage workflow solutions and drive productivity and efficiency; a continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments; and a continued increase in customers seeking software-as-a-service or other cloud-based offerings. Internal financial and operational assumptions include, but are not limited to, continued growth in the company’s recurring revenue base which offsets anticipated declines in its global print business; acquiring new customers by enhancing the company’s digital platforms and propositions and through other sales initiatives; improving customer retention through commercial simplification efforts and customer service improvements; the company’s ability to continue to combine information, technology and human

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

expertise in offerings that meet evolving customer demands and needs; the company’s ability to reduce stranded costs related to the F&R transaction and the separation of the two businesses to less than $50 million in 2020; and the successful execution of a number of efficiency initiatives that are expected to generate cost savings, such as reducing headcount, office locations and the number of products offered by the company and the leveraging of fewer, shared technology platforms.

Our company has provided a business outlook for the purpose of presenting information about current expectations for 2019 and 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Head of Communications +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year 2018 results and business outlook for 2019 and 2020 today beginning at 8:30 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2018	2017	2018	2017
CONTINUING OPERATIONS
Revenues	$1,519	$1,414	$5,501	$5,297
Operating expenses	(1,230)	(1,008)	(4,131)	(3,706)
Depreciation	(27)	(28)	(110)	(113)
Amortization of computer software	(106)	(92)	(400)	(357)
Amortization of other identifiable intangible assets	(26)	(32)	(109)	(135)
Other operating gains, net	16	—	29	48

Operating profit	146	254	780	1,034
Finance costs, net:
Net interest expense	(19)	(87)	(260)	(357)
Other finance income (costs)	3	(25)	13	(170)

Income before tax and equity method investments	130	142	533	507
Share of post-tax losses in equity method investments	(217)	—	(212)	(4)
Tax benefit (expense)	11	160	(141)	134

(Loss) earnings from continuing operations	(76)	302	180	637
Earnings from discontinued operations, net of tax	3,478	289	3,859	822

Net earnings	$3,402	$591	$4,039	$1,459

Earnings attributable to:
Common shareholders	3,402	576	3,949	1,395
Non-controlling interests	—	15	90	64
Earnings per share:
Basic and diluted (loss) earnings per share:
From continuing operations	$(0.14)	$0.42	$0.27	$0.88
From discontinued operations	6.32	0.39	5.64	1.06

Basic and diluted earnings per share	$6.18	$0.81	$5.91	$1.94

Basic weighted-average common shares	550,091,316	711,543,112	667,586,385	718,769,705

Diluted weighted-average common shares	550,091,316	713,001,123	668,210,717	720,193,505

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31,	December 31,
	2018	2017
Assets
Cash and cash equivalents	$2,706	$874
Trade and other receivables	1,313	1,457
Other financial assets	76	98
Prepaid expenses and other current assets	434	548

Current assets	4,529	2,977
Computer hardware and other property, net	473	921
Computer software, net	908	1,458
Other identifiable intangible assets, net	3,324	5,315
Goodwill	5,076	15,042
Equity method investments	2,207	167
Other financial assets	53	83
Other non-current assets	446	438
Deferred tax	31	79

Total assets	$17,047	$26,480

Liabilities and equity
Liabilities
Current indebtedness	$3	$1,644
Payables, accruals and provisions	1,569	2,086
Deferred revenue	795	937
Other financial liabilities	95	129

Current liabilities	2,462	4,796
Long-term indebtedness	3,213	5,382
Provisions and other non-current liabilities	1,268	1,740
Other financial liabilities	79	279
Deferred tax	799	708

Total liabilities	7,821	12,905

Equity
Capital	5,348	9,549
Retained earnings	4,755	7,201
Accumulated other comprehensive loss	(877)	(3,673)

Total shareholders’ equity	9,226	13,077
Non-controlling interests	—	498

Total equity	9,226	13,575

Total liabilities and equity	$17,047	$26,480

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2018	2017	2018	2017
Cash provided by (used in):
Operating activities
(Loss) earnings from continuing operations	$(76)	$302	$180	$637
Adjustments for:
Depreciation	27	28	110	113
Amortization of computer software	106	92	400	357
Amortization of other identifiable intangible assets	26	32	109	135
Net gains on disposals of businesses and investments	—	(1)	—	(36)
Deferred tax	(224)	(180)	(167)	(286)
Other	276	87	394	361
Pension contribution	—	—	—	(500)
Changes in working capital and other items	(71)	(123)	(134)	(151)

Operating cash flows from continuing operations	64	237	892	630
Operating cash flows from discontinued operations	(74)	518	1,170	1,399

Net cash (used in) provided by operating activities	(10)	755	2,062	2,029

Investing activities
Acquisitions, net of cash acquired	(418)	(1)	(478)	(2)
Proceeds from disposals of businesses and investments	—	—	6	50
Capital expenditures	(156)	(127)	(576)	(519)
Proceeds from disposals of property and equipment	—	—	27	—
Other investing activities	(1)	2	18	18

Investing cash flows from continuing operations	(575)	(126)	(1,003)	(453)
Investing cash flows from discontinued operations	16,088	(108)	15,732	(594)

Net cash provided by (used in) investing activities	15,513	(234)	14,729	(1,047)

Financing activities
Proceeds from debt	—	—	1,370	—
Repayments of debt	(2,349)	(1,012)	(3,719)	(2,112)
Payments for substantial issuer bid/tender offer on common shares	(6,485)	—	(6,485)	—
Payments of return of capital on common shares	(2,303)	—	(2,303)	—
Net (repayments) borrowings under short-term loan facilities	(1,739)	936	(1,661)	1,641
Repurchases of common shares	(686)	(192)	(1,174)	(1,000)
Dividends paid on preference shares	(1)	—	(3)	(2)
Dividends paid on common shares	(193)	(236)	(900)	(956)
Other financing activities	(11)	(25)	(1)	5

Financing cash flows from continuing operations	(13,767)	(529)	(14,876)	(2,424)
Financing cash flows from discontinued operations	—	(16)	(60)	(66)

Net cash used in financing activities	(13,767)	(545)	(14,936)	(2,490)

Increase (decrease) in cash and bank overdrafts	1,736	(24)	1,855	(1,508)
Translation adjustments	1	—	(20)	9
Cash and bank overdrafts at beginning of period	966	892	868	2,367

Cash and bank overdrafts at end of period	$2,703	$868	$2,703	$868

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$2,706	$874	$2,706	$874
Bank overdrafts	(3)	(6)	(3)	(6)

	$2,703	$868	$2,703	$868

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Thomson Reuters Corporation

Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA (1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2018	2017	Change	2018	2017	Change
(Loss) earnings from continuing operations	$(76)	$302	n/m	$180	$637	-72%
Adjustments to remove:
Tax (benefit) expense	(11)	(160)		141	(134)
Other finance (income) costs	(3)	25		(13)	170
Net interest expense	19	87		260	357
Amortization of other identifiable intangible assets	26	32		109	135
Amortization of computer software	106	92		400	357
Depreciation	27	28		110	113

EBITDA	$88	$406		$1,187	$1,635
Adjustments to remove:
Share of post-tax losses in equity method investments	217	—		212	4
Other operating gains, net	(16)	—		(29)	(48)
Fair value adjustments	(4)	2		(5)	—

Adjusted EBITDA	$285	$408	-30%	$1,365	$1,591	-14%

Adjusted EBITDA margin(1)	18.8%	28.9%	-1010bp	24.8%	30.0%	-520bp

n/m – not meaningful

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(2)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2018	2017	Change	2018	2017	Change
Net earnings	$3,402	$591	476%	$4,039	$1,459	177%
Adjustments to remove:
Fair value adjustments	(4)	2		(5)	—
Amortization of other identifiable intangible assets	26	32		109	135
Other operating gains, net	(16)	—		(29)	(48)
Other finance (income) costs	(3)	25		(13)	170
Share of post-tax losses in equity method investments	217	—		212	4
Tax on above items	(56)	(5)		(74)	(17)
Tax items impacting comparability	26	(205)		126	(204)
Earnings from discontinued operations, net of tax	(3,478)	(289)		(3,859)	(822)
Interim period effective tax rate normalization(3)	—	8		—	—
Dividends declared on preference shares	(1)	—		(3)	(2)

Adjusted earnings	$113	$159	-29%	$503	$675	-25%

Adjusted EPS	$0.20	$0.22	-9%	$0.75	$0.94	-20%

Foreign currency(4)			9%			2%
Constant currency(4)			-18%			-22%
Diluted weighted-average common shares (millions)	551.3	713.0		668.2	720.2

Refer to page 15 for footnotes.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Thomson Reuters Corporation

Reconciliation of Net Cash (Used in) Provided by Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2018	2017	2018	2017
Net cash (used in) provided by operating activities	$(10)	$755	$2,062	$2,029
Capital expenditures	(156)	(127)	(576)	(519)
Proceeds from disposals of property and equipment	—	—	27	—
Other investing activities	(1)	2	18	18
Other investing activities from discontinued operations	1	(108)	(361)	(428)
Financing activities from discontinued operations	—	(16)	(60)	(66)
Dividends paid on preference shares	(1)	—	(3)	(2)

Free cash flow	$(167)	$506	$1,107	$1,032

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Adjusted earnings and adjusted EPS include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

Because Thomson Reuters reported a net loss for continuing operations under IFRS for the three months ended December 31, 2018, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended December 31, 2018
IFRS: Basic and Diluted	550,091,316
Effect of stock options and other equity incentive awards	1,217,214

Non-IFRS Diluted	551,308,530

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by (used in) operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests from discontinued operations. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

APPENDIX – INFORMATION ABOUT REFINITIV

As of October 1, 2018, Thomson Reuters owns a 45% interest in Refinitiv, which was formerly its wholly owned F&R business. 55% of Refinitiv is owned by private equity funds managed by Blackstone. Beginning with the fourth quarter of 2018, Thomson Reuters’ IFRS results include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s income statement titled “Share of post-tax losses in equity method investments.” Thomson Reuters’ non-IFRS measures, including adjusted earnings, exclude its share of post-tax results in Refinitiv and other equity method investments.

Because Refinitiv has only been in existence since October 1, 2018, there are no financial statements for the business for the full year ended December 31, 2018.

The table below sets forth selected financial information for 100% of Refinitiv for the fourth quarter of 2018, on both an IFRS and non-IFRS basis, as well as a reconciliation between the two bases, as provided to Thomson Reuters from Refinitiv for inclusion in this news release. The information for the fourth quarter of 2017 that was previously reported for the F&R business by Thomson Reuters is not fully comparable to Refinitiv’s current basis of presentation, as Refinitiv must apply accounting rules related to the purchase of the business and because Refinitiv defines its non-IFRS measures differently than Thomson Reuters. To provide a reasonable basis to assess revenue trends for the business, Thomson Reuters has noted the 2017 revenues, as previously reported by the company on a discontinued operations basis prior to the change in ownership, and provided a supplemental change before currency and purchase accounting adjustments.

The following information, which has been provided by Refinitiv, is unaudited and is reflected in millions of U.S. dollars, except for adjusted EBITDA margin

	Q4
	Refinitiv Actuals 2018	As Reported by Thomson Reuters 2017	Change	Change before currency & purchase accounting adjustments
IFRS Measures

Revenues	$1,550	$1,532	1%	3%

Net loss	$(477)
Cash flow from operations	$299
Capital expenditures	$70
Debt at 12/31/2018	$12,989
Preferred equity at 12/31/2018	$963

Non-IFRS Measures
Adjusted EBITDA	$486
Adjusted EBITDA margin	31.4%
Free cash flow	$210

Thomson Reuters Reports Fourth-Quarter and Full-Year 2018 Results

The following reconciliation of IFRS measures to non-IFRS measures was provided by Refinitiv. The definitions of non-IFRS measures used by Refinitiv are not the same as those of Thomson Reuters.

Refinitiv

Reconciliation of Net Loss to Adjusted EBITDA

(millions of U.S. dollars, except for margins)

(unaudited)

Three Months Ended December 31, 2018
Net loss	$(477)
Adjustments to remove:
Tax benefit	(58)
Finance costs	201
Depreciation and amortization	472

EBITDA	$138
Adjustments to remove:
Other operating losses	23
Fair value adjustments	(7)
Transformation- related costs	332

Adjusted EBITDA	$486

Adjusted EBITDA margin	31.4%

Refinitiv

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

(millions of U.S. dollars)

(unaudited)

Three Months Ended December 31, 2018
Net cash provided by operating activities	$299
Capital expenditures	(70)
Dividends paid to non-controlling interests	(19)

Free cash flow	$210